Exhibit 21.1

Subsidiaries

LIST OF SUBSIDIARIES – ALL 100% OWNED (UNLESS OTHERWISE STATED)

Scienture LLC (f/k/a Scienture, Inc.), a Delaware limited liability company.

Softell Inc (f/k/a Trxade, Inc.), a Florida corporation.

Integra Pharma Solutions, Inc. (f/k/a Pinnacle Tek, Inc.), a Florida corporation.

Bonum Health, Inc a Delaware corporation.

Bonum Health, LLC, a Delaware corporation.